                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549


                                  ------------------

                                      AMENDMENT NO. 1 TO
                                         FORM 10-SB


                     General Form For Registration of Securities
              of Small Business Issuers Under Section 12(b) or 12(g) of
                              the Securities Act of 1934



                                   JAVA GROUP, INC.
--------------------------------------------------------------------------------
                    (Name of Small Business Issuer in Its Charter)

                   DELAWARE                                11-2987370
------------------------------------------------      --------------------
    (State or Other Jurisdiction of                     (I.R.S. Employer
    Incorporation or Organization)                     Identification No.)

    404-999 Canada Place
    Vancouver, British Columbia, Canada                    V6C 3E2
------------------------------------------------      --------------------
    (Address of Principal Executive Offices)              (Zip Code)


                                    (604) 641-1362
                        -------------------------------------
                             (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

         Title of Each Class                     Name of Each Exchange on Which
         To be so Registered                     Each Class is to be Registered
         -------------------                     ------------------------------



           Not applicable                             Not applicable
------------------------------------        -----------------------------------


Securities to be registered under Section 12(g) of the Act:



                       Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                                   (Title of Class)

                                  TABLE OF CONTENTS


                                                                     PAGE

                                        PART I

Item 1.  Description of Business  . . . . . . . . . . . . . . . . . .1

Item 2.  Plan of Operation. . . . . . . . . . . . . . . . . . . . . .9

Item 3.  Description of Property  . . . . . . . . . . . . . . . . . .11

Item 4.  Security Ownership of Certain Beneficial
           Owners and Management. . . . . . . . . . . . . . . . . . .12

Item 5.  Directors, Executive Officers, Promoters
           and Control Persons. . . . . . . . . . . . . . . . . . . .13

Item 6.  Executive Compensation . . . . . . . . . . . . . . . . . . .14

Item 7.  Certain Relationships and Related
           Transactions . . . . . . . . . . . . . . . . . . . . . . .14

Item 8.  Description of Securities  . . . . . . . . . . . . . . . . .14

                                       PART II

Item 1.  Market Price of and Dividends on the
           Registrant's Common Equity and Other
           Stockholder Matters. . . . . . . . . . . . . . . . . . . .15

Item 2.  Legal Proceedings. . . . . . . . . . . . . . . . . . . . . .16

Item 3.  Changes in and Disagreements With
           Accountants. . . . . . . . . . . . . . . . . . . . . . . .16

Item 4.  Recent Sales of Unregistered Securities. . . . . . . . . . .16

Item 5.  Indemnification of Directors and Officers. . . . . . . . . .17

PART F/S Financial Statements and Exhibits. . . . . . . . . . . . . .19

                                       PART III

Item 1.  Index to Exhibits. . . . . . . . . . . . . . . . . . . . . .19

Item 2.  Description of Exhibits. . . . . . . . . . . . . . . . . . .19

Item 1.  DESCRIPTION OF BUSINESS

GENERAL

         Java Group, Inc. (the "Company") was incorporated under the laws of the State of Delaware on May 25, 1989 under the name Montrose Ventures, Inc. (which was changed to Java Group, Inc. on August 25, 1993). The Company's principal executive offices are located at 404-999 Canada Place, Vancouver, British Columbia, Canada V6C 3E2, and its telephone number is (604) 641-1362. As used herein, the term "Company" means Java Group, Inc., a wholly-owned Canadian subsidiary of the Company, and Java Group (Deutschland) Gmbh, a wholly-owned German subsidiary of the Company.

         In August 1993, the Company entered the retail coffee house business following a change of control in the Company's management and ownership effected by Robert P. Gillingham, currently the President and principal stockholder of the Company.

         In July 1993, prior to becoming associated with the Company, Mr. Gillingham and John Williams, a former director and stockholder of the Company, entered into a license and management agreement (the "Management Agreement") with Java Girl Coffee Ltd. ("J.G. Coffee") to acquire the rights from J.G. Coffee to develop retail coffee houses worldwide using the Java Girl name and logo. T.A.B.S. Enterprises Ltd., an unaffiliated third party ("TABS") and an affiliate of J.G. Coffee, had the right to manage and operate the coffee houses. Messrs. Gillingham and Williams had no affiliation with J.G. Coffee prior to July 1993.

         At the time they entered into the Management Agreement, Messrs. Gillingham and Williams intended to develop a limited number of coffee house locations on their own. However, upon further review of the existing Java Girl locations and perceived business opportunities, Mr. Gillingham determined that an expansion of the Java Girl coffee houses on a larger scale was possible and he developed a business plan for the expansion of the coffee houses. Mr. Gillingham believed that the implementation of the plan, and the financing thereof, could be better achieved through an existing public company such as the Company. As a result, in August 1993, Messrs. Gillingham and Williams introduced the business plan to the Company for the development of the retail coffee houses using the Java Girl name and logo pursuant to the Management Agreement. The Company adopted Mr. Gillingham's plan and agreed to transfer control of the Company to Mr. Gillingham in connection therewith. As a result, the then present Board of Directors resigned and Mr. Gillingham caused a change in control in the management and ownership of the Company. The Company then further developed and commenced the implementation of the business plan.

INITIAL JAVA GIRL COFFEE HOUSES

         At the time the parties entered into the Management Agreement in July 1993, TABS already owned one profitable Java Girl coffee house located at the Renaissance Hotel in Vancouver, British Columbia, Canada. The store was closed in or about December 1993 in connection with a dispute with the landlord. At approximately the same time, J.G. Coffee opened a Java Girl coffee house at Lougheed Mall in Vancouver, Canada which operated for approximately eighteen months. The store was closed due to a lack of consistent profits over the course of the eighteen-month period of operation and a lower than expected rate of return on investment. The Company had no ownership or other interest in this location, other than an option to acquire a 50% interest, which option was not exercised.

         In December 1993, the Company and TABS opened a Java Girl coffee house in the lobby of the Richmond Inn Hotel in Richmond, British Columbia, Canada. The Company and TABS each have a 50% joint venture interest in this location.


LICENSE AND DEVELOPMENT AGREEMENT

         In May 1994, Messrs. Gillingham and Williams assigned to the Company all of their rights as owner under the Management Agreement pursuant to a license and development agreement between the Company and TABS (the "License and Development Agreement"). The Company paid no consideration to Messrs. Gillingham and Williams in connection with the assignment. The Management Agreement is no longer in effect and has been superseded by the License and Development Agreement. Pursuant to the License and Development Agreement, TABS granted to the Company an option to license the name "Java Girl" and a system for the operation of Java Girl coffee houses utilizing certain standards, specifications, methods and systems in connection with the distribution, marketing and sale of coffee products (the "System").

         Pursuant to the License and Development Agreement, TABS and the Company jointly approve the location of the Java Girl coffee houses. TABS has generally undertaken the responsibility for finding new proposed locations. As a result, the Company does not anticipate investing any material time or effort to locate sites for coffee houses. The Company leases the coffee house location and simultaneously therewith, exercises the option to license the Java Girl name and the System. The term of the license commences on the date of the exercise of the option granted to the Company and is co-terminus with the term of the lease of the coffee house location. The Company also has a right of first refusal with respect to offers to develop coffee house locations received by TABS from third parties or locations proposed to be developed by TABS. TABS, as the Company's agent, is responsible for the construction and supervision of the development of the location, including any leasehold improvements. The Company is responsible for the development and associated costs and licensing fees of TABS. Furthermore, the Company reviews the budgets, demographic studies and walk-by traffic counts for each location.

         TABS is required to expend not less than five percent (5%) and not more than twenty percent (20%) of the total development costs. The Company is responsible for the balance of the development costs. The Company and TABS will be joint venturers in the ownership of each coffee house, with respective ownership interests equal to the percentage of each venturer's contribution to the total development costs. TABS is obligated to use its best efforts to limit the construction costs of each coffee house to US$65,000. The payment of any development costs above US$65,000 shall be the responsibility of the Company, unless TABS desires to increase its ownership interest in the coffee house. In such case, TABS and the Company will be responsible for the percentage of the excess costs equal to their respective joint venture interest. Under the License and Development Agreement, the Company is obligated to pay TABS a monthly licensing fee equal to five percent (5%) of the gross sales of each coffee house. Furthermore, in lieu of the payment to TABS of a five percent (5%) management fee under the Management Agreement, the Company granted to TABS a five-year option to purchase 2,000,000 shares of the Company's capital stock at a price of US $.10 per share until May 20, 1999. The grant of the option to TABS under the Management Agreement has no effect on the Company's obligation to pay the 5% licensing fee.

         The Company has the option to renew the term of each license with respect to a Java Girl coffee house for a renewal term equal to the renewal term of the lease at the location, without payment of any renewal fee. The Company must provide TABS with not less than six months' written notice prior to the expiration of the initial term. If, during the term of the license period, either the Company or TABS obtains a bona fide offer to sell the whole or any part of its interest in a coffee house, the party receiving the offer ("Offeror") must give the other party ("Offeree") prompt written notice thereof, together with a copy of the offer. The Offeree will have 30 working days to exercise the option upon the same terms and conditions.

         At any time during the term of the license period, either party may offer to purchase the whole or any part of the other party's interest in the coffee house, including, but not limited to, the leasehold interests.

         The License and Development Agreement does not contain a termination date nor any requirement that a minimum number of locations must be developed. As long as locations for coffee houses continue to be leased and developed by the Company, the License and Development Agreement will remain in effect.

RELIANCE ON KLAUS HENCK

         Mr. Klaus Henck, the President and a principal stockholder of TABS, has extensive experience in the retail operations of the food and beverage industry. Mr. Henck developed the concept for the Java Girl coffee houses and he operated the first Java Girl coffee house. The Company relies on the experience and services of Mr. Henck in the food and beverage industry to a large degree. Mr. Henck develops most of the Company's operating strategies for review with the Company's management.

         Mr. Henck is 54 years old. In 1983, he formed, and presently owns, Astor Hospitality Management ("Astor"), a hotel management and development company. Astor directed the management and development of over 1100 hotel rooms in St. Louis, Missouri; Washington, DC; Atlanta, Georgia; Florida and Colorado. In 1990, Astor was restructured and diversified to provide asset management, hospitality consulting and employee training through affiliated offices in Washington, DC; Orlando, Florida; Dallas, Texas; and Los Angeles, California. From 1979 to 1983, Mr. Henck served as Vice President of the Food and Beverage Division at Ramada Inns, Inc. From 1977 to 1979, he served as Regional Director of Food and Beverage with Holiday Inns of Canada in Western Canada.

         In the event the expertise of Mr. Henck is no longer available to the Company, the Company would need to retain the services of an experienced individual from a large food and beverage company. The Company expects that it would be required to pay a substantial salary to such person, as well as other performance-based incentives. There is no assurance that the Company would be able to retain the services of such an individual at a salary affordable to the Company.

         None of the executive officers and directors of the Company have any significant experience in the food and beverage industry.

PRODUCTS

         The Java Girl concept is based on using only 100% Arabica beans grown at high altitudes and imported from locations in which the finest beans are grown. Costa Rica, Guinea, Colombia, Kenya and Java are the primary coffee producing regions which grow premium green beans that meet the Company's specifications. There are approximately 60 Arabica bean types and 60 blends which are fresh roasted to make up the Company's Supreme Blends and Espresso brands. The use of the correct grind for each type of coffee and purified water assures superior and consistent quality. The Company intends to roast and grind its coffee on the premises at the store location or use small local roasters to maintain a proper edge on the taste. The Company believes that it is more efficient to roast coffee in smaller five-pound increments as the demand for some of the estate blends is presently not at a high level. Traditionally, coffee beans were roasted in 500 to 1,000 pound increments. The beans roasted in this manner were allowed to settle in a separate tank for approximately two to three days to enable gases to escape. As the time for the gas to escape increases, the freshness of the coffee taste is significantly reduced. In order to maintain the essential freshness, the ground product is now placed into the modern valve bag. The one-way valve bag was designed approximately three years ago to permit a more efficient escape of gases from the coffee bag. The use of large tanks is no longer necessary for the gas removal process. The brewing process is performed in state of the art equipment made from stainless steel and vacuum containers with glass inserts to safeguard the coffee from breaking and losing its flavor.

         To distinguish its coffee products and coffee houses from other coffee products and coffee houses, the Company exclusively uses Arabica beans. The Company believes that Arabica beans are the only type of coffee bean to provide quality, gourmet coffee. The Company intends to maintain a high profile for the "Java Girl" name and believes that the association of the name with high quality coffee products will be essential to the Company's success.

RETAIL STORES

         Prior to approving a location for a coffee house, the Company conducts a walk-by traffic count. In order for a location to be considered by the Company, there must be walk-by traffic on a regular basis of at least 400 potential customers per day. The premises for the establishment of coffee houses will be leased only if traffic volumes can be confirmed and there are exclusivity clauses in the leases to prevent direct competition in the immediate area. The Company believes that in markets that are intensely competitive, business is not highly price sensitive. In the absence of an adjacent competitor, customers will not walk any significant distance to take advantage of a lower-priced product.

         The Java Girl outlets that the Company intends to open will be located in high traffic locations such as suburban malls and urban downtown areas. The overall design of the stores is intended to create an ambiance that has become a part of the Java Girl mystique. The ambiance emphasizes the aroma of the coffee, comfortable seating and relaxing decor, which the Company believes creates an atmosphere that increases coffee sales. The format of the individual store generally will not vary significantly from location to location. The size of the locations will fluctuate from a minimum of 500 sq. ft., to a maximum of 1,200 sq. ft. The furniture, fixtures and equipment are similar at each store, and seating is available at tables and countertops. The design will generally not change from location to location, but will be customized to the size of the store. Coffee will be the focal point of each site with the counter and back bar having a display of glass containers filled with the top 20 Arabica blends built into the self-contained unit. This configuration is believed to optimize potential gourmet coffee sales in spite of the fact that the top six blends will historically account for the majority of the sales. In addition, fresh baked muffins, sandwiches, cookies and Java Fruit Coolers are available. The "Fruit Coolers" are iced drinks prepared from Torani fruit syrups, blended with ice cubes, topped with purified soda water and garnished with fresh fruit.

         The decor of Java Girl coffee houses is modular, which enables the Company to open quickly with a highly competitive product in areas that may appear marginal to the competition. The interior finishes are black, oak, white, orange, gold and racing green. The color selection is designed to provide a modern setting and a strong, warm appeal to the casual customer. The atmosphere is one of friendliness - a light and breezy place where one can enjoy the world of coffee while unwinding from a grueling day, or just breathe in the aroma while being transported to another place. Management believes that the coffee shops of many other competitors do not provide such an atmosphere.

         The first coffee house of the Company, located in North Vancouver, Canada, opened in February 1995 and closed in June 1995. The Company owned a 49% limited partnership interest in the location and contributed approximately $88,000 to the development costs of the location. The Company closed the coffee house due to losses from operations which the Company believes were attributable to the lack of sufficient pedestrian traffic in the area. The Company was partly repaid from the value of removable furniture and equipment from this store totalling $30,000.

         In July 1995, the Company began operations at a new Java Girl coffee house located at 500 West Broadway, Vancouver, British Columbia, Canada. The Company owns an 80% joint venture interest in an unincorporated joint venture and TABS is the owner of the remaining 20% interest.

         The Company also owns a 50% joint venture interest in the coffee house located at the Richmond Inn Hotel, with TABS owning the balance of the 50% interest.


EXPANSION STRATEGY

         GERMANY

         The Company will seek to open Java Girl coffee houses in high-traffic locations in suburban malls and downtown areas as well as other suburban settings. The Company's current strategy is to open Java Girl coffee houses in Germany. The headquarters for the German operation are in Chemnitz, Germany where the Company opened its first German coffee house in July 1996. The Company has entered into preliminary discussions with certain national and regional breweries in Germany to finance the development costs of new sites through loans having terms of 3-5 years which are secured by the furniture, fixtures and equipment at the location. As a condition to the loan and in accordance with standard practice by German breweries, the Company will be obligated to sell the breweries' beer in the coffee house on an exclusive basis and the breweries will have the right to approve each location. The breweries will only enter into such arrangements on a location by location basis. Based solely on oral expressions of interest by German breweries, the Company hopes to operate up to ten new coffee houses in Germany over the next twelve months. There is no assurance that any arrangements will be entered into between the Company and one or more of the German breweries. Furthermore, although one national brewery has orally indicated that it will finance up to 75% of the cost of the furniture, fixtures and equipment at a certain new location, all of the material terms have not been finalized and there can be no assurance an arrangement with such brewery will be reached, or that any such arrangement will be on terms favorable to the Company. The terms of the financing will vary based on the brewery and the size and location of the coffee house.

         In Germany, the Company believes that the Java Girl coffee houses that are financed in part by the breweries will occupy approximately 1,200 to 1,800 square feet, depending upon location. The Company will attempt to develop five stores at the same time, provided that adequate financing is available and the stores operate on a profitable basis. The Company will target breakfast and lunch as primary meal periods. Other coffee houses located outside of Germany are anticipated to be smaller, ranging from 500 to 1,200 square feet. The site in Chemnitz, Germany consists of approximately 500 square feet with 25 seats and is located in a marketplace setting. Coffee will be the focal point of each site, with the counter and back-bar having a designer display of glass containers filled with a variety of Arabica blends built into the self-contained unit. The configuration is believed to optimize potential gourmet coffee sales despite the fact that the six most popular blends historically account for the majority of sales. The ambiance will emphasize the aroma of the coffee, comfortable seating and relaxing decor.

         There is no assurance that the Company's expansion strategy into Germany will be successful.

         UNITED STATES AND CANADA

         During the next three years, the Company will seek to develop coffee house locations in key urban areas in the United States. The initial focus will be in New York, Massachusetts, Texas, Florida and Atlanta, Georgia. The Company intends to develop such locations pursuant to the organization of a limited partnership entity in which the Company will be the general partner of the limited partnership. The Company will be responsible for the overall management and the day-to-day operations of the new locations. The urban areas to be targeted must meet the following criteria: (i) a population above 400,000 persons to support a minimum of five locations with the potential for future growth; (ii) a population familiar with gourmet coffee products; and (iii) a market that is not saturated with coffee stores.

COMPETITION

         The Company's coffee beverages compete directly against all restaurant and beverage outlets that serve coffee and a growing number of coffee and espresso stands, carts and stores. Many competitors have established reputations and substantially greater resources than the Company. The Company believes that its customers choose among retailers primarily on the basis of quality and convenience. In addition, the Company competes for whole bean coffee sales with franchise operators and locally-owned specialty coffee stores. Since the gourmet segment of the industry is still in its infancy, the Company believes there is substantial opportunity to develop the business on an international basis. However, there is no assurance that the Company will be successful in expanding its operations or that other companies with greater financial, marketing, and/or other resources than the Company will not enter the market in competition with the Company.

         Although there is presently no significant competition in the coffee house business in Germany, there are other important factors that must be considered. The most significant is the lack of affordable locations to lease. In addition, the German consumer has not yet embraced the gourmet coffee market. In order to reach the potential consumers in this market, the Company's marketing effort to promote its identity and product will include an Internet program throughout Europe.

         In the United States, coffee houses are a relatively recent development. Many major cities on the west coast and east coast are already saturated by development. However, management believes that there are other areas that are still available for market penetration. The Company will focus its efforts on the cities with relatively insignificant coffee house development.

EMPLOYEES


         The Company currently employs 2 full-time salespersons at the coffee houses, the President and 10 support staff. The President of the Company has not drawn a salary to date and does not intend to do so until the Company is profitable. None of the Company's employees are represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are good.

PRODUCT SUPPLY



         Presently, the Company does not have any commitments, arrangements or agreements for the purchase of its coffee requirements. The Company, therefore, is subject to the risks associated with the increases in coffee prices.

Item 2.  PLAN OF OPERATION

         In February 1996, the Company raised net proceeds of approximately $465,000 in an offering under Section 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Company believes that such proceeds are sufficient to implement its business plan of operating up to 10 coffee houses in Germany during the next twelve months. Such belief, however, is based on its ability to receive debt financing of up to 75% of the cost of the furniture, fixtures and equipment per location from German breweries. During the next two years the Company would also like to open coffee houses outside of Germany, particularly in Atlanta, Georgia and in California, where no such debt financing will be available. The opening of such coffee houses is subject to the Company obtaining financing in either public offerings, private placements or limited partnerships.

         Currently, the Company's principal use of cash is for expenses related to raising capital, marketing its program and opening coffee houses in Germany. Although significant cash expenditures will be required for each new coffee house, the Company anticipates that financing of not less than 75% of the cost of furniture, fixtures and equipment will be provided by the German breweries. In the event such financing is not obtained, the Company may be required to change its business plan and either seek to establish lower cost units in the United States or Canada and/or seek to raise capital through debt or equity financing.

         During the fiscal years ended June 30, 1994 and 1995, the Company did not have any revenues. Its 50% ownership interest in the Java Girl coffee house located in the Richmond Inn and its 49% limited partnership interest in the North Vancouver location, which was closed, are accounted for on the equity method because control by the Company does not exist. In order for the Company to recognize revenues, the ownership of the coffee houses must be in an entity with the Company in control of more than a 50% interest.
 The Company did not have any revenues during the two-year period ended June 30, 1995 from the Java Girl coffee house located at 500 West Broadway, Vancouver, Canada (80% interest) because operations at the store did not commence until July 1995. During the fiscal year ended June 30, 1996, the Company's revenues were approximately $28,000.

         The average monthly sales at the operating coffee houses were approximately $3,500 during the fiscal year ended June 30, 1995 and approximately $3,000 during the fiscal year ended June 30, 1996.

         During the fiscal year ended June 30, 1995, the Company incurred a loss of approximately $213,000, of which approximately $187,000 was related to administrative costs in establishing the business. During the fiscal year ended June 30, 1994, the Company incurred a loss of approximately $104,000, of which approximately $70,000 related to administrative expenses. The Company's long-term objective is to develop coffee houses in North America and Europe. The focus will be on the development of its business through the opening of new outlets. Furthermore, the Company has in the past and will continue in the future to pursue investment opportunities through the acquisition of existing outlets.

         During the fiscal year ended June 30, 1996, the Company incurred a loss of approximately $403,000, of which approximately $317,000 was related to administrative costs in establishing the business and becoming a reporting company. Furthermore, approximately $53,000 related to travel and administrative costs in connection with the German expansion and approximately $31,000 was due to losses in the Broadway store operation. During such period, the Company raised approximately $815,000, $315,000 in connection with the exercise of warrants, and $500,000 pursuant to an offering under
Section 504 of Regulation D promulgated under the Securities Act.  The
Company plans to use the proceeds of the offering to open stores in Germany.

         The Company currently plans to organize a limited partnership entity, with the Company as the general partner. The limited partnership would acquire the rights to develop between 20 to 50 Java Girl coffee houses in the United States during the next 12 months. No arrangements have been made with respect to the capitalization of this limited partnership. The Company believes that it must raise approximately $5,000,000 to $10,000,000 over the next twelve month period to develop the locations in the United States. No assurance can be given that the Company will pursue this plan or that if it does, it will succeed in raising the necessary capital.

         In the event the Company develops new stores at a rate of approximately five stores every six months, the Company believes that additional financing will not be necessary to fund the expansion into Germany. However, if the Company increases the number of stores to be opened in Germany over a shorter period of time and sufficient cash flow is not generated from the new stores, additional financing may be required by the end of the 1996 calendar year.

         The Company believes that in order to achieve profitable operations in Germany, average annual sales of approximately $315,000 are required. In the United States, the average store is projected to break even at approximately $140,000 per annum.

         During the fiscal year ended June 30, 1996, unaffiliated third parties loaned the Company approximately $421,000. The loan proceeds are being used for working capital purposes. The loans are unsecured and non-interest bearing. The Company has received an oral indication of interest to retire the indebtedness upon the condition that the Company become a reporting company in accordance with the requirements of the Securities Exchange Act of 1934, as amended. There have been no discussions regarding the terms of the retirement of such indebtedness.

         The Company expects to increase the number of its employees as new coffee houses commence operations.


Item 3.  DESCRIPTION OF PROPERTY

         The Company's executive offices occupy approximately 500 square feet of office space in Vancouver, British Columbia, Canada, under a month-to-month lease which provides for rent of approximately $1,600 per month (including receptionist and secretarial services). These facilities are adequate for the Company's purposes. In the event additional space is required, the Company believes it will be readily available.

         The Company presently operates two retail coffee houses in Vancouver, British Columbia, Canada. The Java Girl stores are located in leased premises. In December 1993, the Company opened its first store (in which the Company owns a fifty percent (50%) joint venture interest) in the lobby at the Richmond Inn Hotel, 7551 Westminster Highway, Richmond, British Columbia, Canada. The premises contains approximately 200 square feet. The lease term expires December 31, 1996 with an option to renew by the Company for an additional three years. The rent payable under the lease agreement is 50% of net sales of the business at the premises, but not less than a guaranteed minimum of approximately $365 per month.

         The second store (in which the Company owns an eighty percent (80%) joint venture interest), located at 500 West Broadway, was opened in July 1995 and consists of approximately 840 square feet. The rental is approximately $2,100 per month. The lease expires July 31, 1999, with an option to renew for an additional five years.

         The Company recently completed the negotiations for a lease in Chemnitz, Germany. The coffee house opened in July 1996 and is located in the central Chemnitz marketplace. The store consists of approximately 500 square feet. The lease term is three years with a renewal option for an additional five-year term, and the rental is approximately $2,100 per month.


Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
         OWNERS AND MANAGEMENT

The following table sets forth information as of September 30, 1996, relating to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the Company's outstanding Common Stock, (ii) each of the Company's directors,
(iii) the Company's Chief Executive Officer, and (iv) all officers and directors of the Company as a group.

NAME AND ADDRESS OF                            AMOUNT OF             PERCENT OF
BENEFICIAL OWNER                            BENEFICIAL OWNERSHIP       CLASS

Robert P. Gillingham                        1,750,000                26.6%
404-999 Canada Place
Vancouver, British Columbia,
Canada V6C 3E2

Ray Suutari                                         0                   0
833 Edistel Crescent
Mississauga, Ontario,
Canada L5H 1P5


Greg Lampert                                        0                   0
King International Group
West 7th St.
Los Angeles, California 90017

TABS Enterprises Ltd.                       2,000,000(1)             23.3%
2754 Sylvan Place
Coquitlam, British Columbia
Canada

All directors and officers                  1,750,000                26.6%
  as a group (3 people)

-----------------------------------

(1) Comprised of currently exercisable warrants to purchase 2,000,000 shares for $.10 per share, which shares are deemed to be outstanding for purposes of calculating the percentage ownership of TABS, but not for purposes of calculating any other person's percentage ownership.


Item 5.  Directors, Executive Officers, Promoters
    AND CONTROL PERSONS

NAME                         AGE            POSITION WITH THE COMPANY

Robert P. Gillingham         50             President and Director

Ray Suutari                  64             Secretary and Director

Greg Lampert                 39             Director


    ROBERT P. GILLINGHAM. President of the Company since 1993. From 1990 to 1993, Mr. Gillingham was a self-employed consultant. For five years prior thereto he served as President of Golden Crown Resources Ltd., a mining exploration company involved in the development of a garnet deposit. He is a Chartered Accountant and he articled with Coopers & Lybrand, Vancouver, Canada.

    RAY SUUTARI. Secretary of the Company. For more than the past five years, Mr. Suutari has served as a lecturer, consultant, and Assistant Professor, Wilfrid Laurier University, Waterloo, Ontario School of Business and Economics.

    GREG LAMPERT. For more than the past five years, Mr. Lampert has served as Managing Partner of King International Asset Group, a company involved in the identification and implementation of new business ventures in the Japanese market.

Item 6.  EXECUTIVE COMPENSATION

         None of the executive officers or directors of the Company presently receives or has received a salary or other compensation from the Company. None of the executive officers of the Company is employed pursuant to an employment agreement. Mr. Gillingham, the President and Chief Executive Officer of the Company, does not intend to request any compensation unless and until the Company is profitable. In the future, the Company intends to pay fees and grant stock options to its non-employee directors.

         The Company does not currently have any stock option plans or long-term incentive compensation plans. In addition, the Company does not award stock appreciation rights, restricted stock awards or long-term incentive plan pay-outs.

Item 7.  CERTAIN RELATIONSHIPS AND
         RELATED TRANSACTIONS


         From time to time, Mr. Gillingham, the controlling shareholder and President of the Company, has made unsecured, non-interest bearing loans to the Company as needed for working capital purposes. As of June 30, 1996, Mr. Gillingham has made loans of approximately $56,500. The repayment of such amount has been postponed until at least June 30, 1997 or additional working capital is available. Interest has not been imputed as the loan was for cash without attached rights or restrictions.

       Mr. Klaus Henck is the Managing Director of Java Group (Deutschland) Gmbh. The Company has loaned Mr. Henck's management company approximately $32,000 as of June 30, 1996. The loan is unsecured, non-interest bearing and is payable on demand and/or may be used as a credit against future development fees earned by Mr. Henck's management company as a result of the German expansion.

Item 8.  DESCRIPTION OF SECURITIES

         The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.0001 per share, of which 6,390,000 are presently issued and outstanding (excluding 140,000 treasury shares). Each share of Common Stock is entitled to one vote on all matters to be voted on by stockholders, including the election of directors. At each election for directors, every stockholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by them for as many persons as there are directors to be elected and for whose election they have a right to vote.

COMMON STOCK

         Subject to preferential rights with respect to any outstanding Preferred Stock, none of which is presently issued and outstanding, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights and have no rights to convert their Common Stock into any other securities. All shares of Common Stock have equal, non-cumulative voting rights, and have no preference, exchange, preemptive or redemption rights. The outstanding shares of Common Stock are fully paid and nonassessable.

         There are no debt securities presently authorized, issued or outstanding.


                                       PART II

Item 1.  MARKET PRICE OF AND DIVIDENDS
         ON THE REGISTRANT'S COMMON EQUITY
         AND RELATED STOCKHOLDER MATTERS

         Until April 4, 1994, there was no established trading market for the Company's Common Stock. On that date, the Company's Common Stock was cleared for trading under the symbol JVGI, on the electronic bulletin board maintained by NASDAQ. The high and low bid quotations per share published by The NASDAQ Stock Market, Inc. for the quarterly periods indicated are set forth below:


         FISCAL YEAR                     HIGH         LOW

         1995

         First Quarter................  No trading activity
         Second Quarter...............  1.125         0.4375
         Third Quarter................  0.9375        0.50
         Fourth Quarter...............  0.8125        0.1875

         1996

         First Quarter................  0.6875        0.1875
         Second Quarter...............  0.6875        0.3125
         Third Quarter................  1.50          0.34375
         Fourth Quarter...............  1.1563        0.65625


         1997


         First Quarter................  0.78125       0.4375

         The over-the-counter market quotations set forth in the foregoing table reflect inter-dealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions.

         As of September 30, 1996, the Company had approximately 161 holders of record of its shares of Common Stock.

         The Company has not paid any cash dividends and does not anticipate that it will pay any cash dividends on its Common Stock in the foreseeable future. Payment of dividends is within the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition and capital requirements.

Item 2.       LEGAL PROCEEDINGS

         The Company is not a party to any legal proceedings which could have a material adverse effect on its business.

Item 3.  CHANGES IN AND DISAGREEMENTS WITH
         ACCOUNTANTS ON ACCOUNTING AND
         FINANCIAL DISCLOSURE

         None.

Item 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Effective June 29, 1993, Avon Funding, Incorporated ("Avon"), a Delaware corporation, merged with and into the Company, with the Company being the surviving corporation. At the time of the merger, Avon was engaged in discussions to acquire a direct mail company to sell multi-visional cassette tapes and had no other business operations. In the merger, the stockholders of Avon received 400,000 shares of the Company's Common Stock (250,000 shares of which were issued to Patrick Brooks, the former President of the Company), which represented approximately 14% of the Company's issued and outstanding Common Stock, in exchange for all of their shares of Avon. Following consummation of the merger, the Company contemplated raising funds through a rights offering. However, due to the change in control of the Company and the adoption of a new business plan discussed under the caption "Description of Business - General" above, the Company elected not to commence the offering. The transactions were exempt from the registration requirements of the Securities Act, by reason of Section 4(2) thereof.

         Mr. Williams is no longer a shareholder of the Company.

         On August 25, 1993, the Company sold 2,000,000 shares of its Common Stock to a total of two persons at a price of $0.01 per share for an aggregate cash consideration of $20,000. Of the 2,000,000 shares, Robert P. Gillingham, President and principal stockholder of the Company, purchased 1,500,000 shares for cash consideration of $15,000, and John Williams purchased 500,000 shares for cash consideration of $5,000. The transactions were exempt from the registration requirements of the Securities Act by reason of Section 4(2) thereof.

         On February 28, 1996, the Company sold 1,000,000 units (the "Units") to a total of twelve non-affiliates, at a price of $0.50 per Unit, each Unit consisting of one (1) share of the Company's Common Stock and one (1) Common Stock purchase warrant (the "Warrants"), which entitles the holder to purchase one (1) share of the Company's Common Stock at a price of $0.50 during the term commencing on February 28, 1996 and expiring February 28, 1997. The aggregate consideration to the Company for the securities sold was $500,000. The offering was consummated pursuant to Section 504 of Regulation D under the Securities Act.

         The Company has not sold any debt securities within the past three years.

Item 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Section 145 of the Delaware General Corporation Law, subject to various exceptions and limitations, the Company may indemnify its directors or officers if such director or officer is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the Company by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except, in the case of an action by or in the right of the Company to procure a judgment in its favor, as to any matter which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty. The Company shall indemnify its directors or officers to the extent that they have been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. In addition, Delaware law permits a corporation to limit or eliminate the liability of a director to the corporation and its shareholders for negligent breaches of such directors' fiduciary duties in certain circumstances.

         Article Tenth of the Certificate of Incorporation of the Company provides that the Company shall indemnify its directors and officers to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, or by any successor thereto, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section. Such right to indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The indemnification provided for herein shall not be deemed exclusive of any other rights of which those seeking indemnification may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise.

                                       PART F/S

         Please see the Consolidated Financial Statements appearing on F-1 to F-22. The index to the Consolidated Financial Statements appears on page 21.


                                       PART III

Item 1.  INDEX TO EXHIBITS

         See Index to Exhibits.

Item 2.  DESCRIPTION OF EXHIBITS

         Exhibit
           NO.                    DESCRIPTION

          2.(a)    Registrant's Amended and Restated Certificate of
                   Incorporation
            (b)    Registrant's By-Laws
          3.       Specimen Common Stock Certificate
          6.(a) Licensing and Development Agreement dated May 30, 1994 between T.A.B.S. Enterprises Ltd. and Java Group, Inc. and 464431 B.C. Ltd.
            (b) Lease dated November 1, 1993 between Richmond Inn Hotel Ltd. and Java Girl Coffee Ltd. and Klaus J. Henck
            (c) Lease dated July 8, 1994 between Yorkson Investment Company Ltd. and Java Group, Inc.
         12.       Additional Exhibits
            (a)    Consent of Elliot Tulk Pryce Anderson
         21.       Subsidiaries of the Registrant

                                      SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            JAVA GROUP, INC.




                                            By: /S/ ROBERT P. GILLINGHAM
                                               ------------------------------
                                               Robert P. Gillingham,
                                               President

Dated:  October 15, 1996

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Public Accountants.................................................F-1

Consolidated Balance Sheet at June 30, 1995 and 1994.........................F-2

Consolidated Statement of Operations Accumulated from
    May 25, 1989 (Inception) to June 30, 1995 and the years ended
    June 30, 1995 and 1994...................................................F-3

Consolidated Statement of Stockholders' Equity Accumulated from
    May 25, 1989 (Inception) to June 30, 1995................................F-4

Consolidated Statement of Cash Flows from May 25, 1989 (Inception)
    to June 30, 1995 and the years ended June 30, 1995 and 1994..............F-5

Notes to the Consolidated Financial Statements...............................F-6
                                                                             to
                                                                             F-9

Consolidated Balance Sheet at March 31, 1996 and 1995 (unaudited)...........F-10

Consolidated Statement of Operations Accumulated from May 25, 1989
    (Inception) to March 31, 1996 and the nine months ended
    March 31, 1996 and 1995 (unaudited).....................................F-11

Consolidated Statement of Stockholders' Equity
    Accumulated from May 25, 1989 (Inception) to
    March 31, 1996 (unaudited)..............................................F-12

Consolidated Statement of Cash Flows Accumulated from
    May 25, 1989 (Inception) to March 31, 1996 and the nine months ended March 31, 1996 and 1995 (unaudited)...............................F-13

INDEX TO FINANCIAL STATEMENTS OF SIGNIFICANT EQUITY INVESTEES

A.  Java Girl (Richmond Inn) Joint Venture

    Report of Public Accountants............................................F-14

    Balance Sheet at June 30, 1995 and 1994 and unaudited Balance Sheet at March 31, 1996...................................................F-15

    Statement of Joint Venturers' Equity for the year ended
        June 30, 1995 and the six months ended June 30, 1994 and
        the unaudited nine months ended March 31, 1996......................F-16

    Statement of Operations for the year ended June 30, 1995 and the six months ended June 30, 1994 and the unaudited
        nine months ended March 31, 1996....................................F-17

    Statement of Cash Flows for the year ended June 30, 1995 and the six months ended June 30, 1994 and the unaudited
        nine months ended March 31, 1996....................................F-18

    Notes to the Financial Statements for the year ended
        June 30, 1995 and the six months ended June 30, 1994
        and the unaudited nine months ended March 31, 1996..................F-19

B.  Java Girl (North Vancouver) Limited Partnership

    Report of Public Accountants............................................F-20

    Balance Sheet at June 30, 1995 and 1994 and unaudited Balance Sheet at March 31, 1996...................................................F-21

    Statement of Partners' Equity for the year ended June 30, 1995 and the four months ended June 30, 1994 and the unaudited
        nine months ended March 31, 1996....................................F-22

    Statement of Operations for the year ended June 30, 1995
        and the four months ended June 30, 1994 and the unaudited
        nine months ended March 31, 1996....................................F-23

    Statement of Cash Flows for the year ended June 30, 1995
        and the four months ended June 30, 1994 and the unaudited
        nine months ended March 31, 1996....................................F-24

    Notes to the Financial Statements for the year ended
        June 30, 1995 and the four months ended June 30, 1994
        and the unaudited nine months ended March 31, 1996..................F-25

[LETTERHEAD]

                          INDEPENDENT AUDITOR'S REPORT


Shareholders and Board of Directors


We have audited the accompanying consolidated balance sheets of Java Group, Inc. (A Development Stage Company) as of June 30, 1996, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows accumulated from May 25, 1989 (Inception) to June 30, 1996 and the years ended June 30, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Java Group, Inc. (A Development Stage Company) as of June 30, 1996, 1995 and 1994 and the results of its operations and its cash flows accumulated from May 25, 1989 (Inception) to June 30, 1996 and for the years ended June 30, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.




                                                       /s/ Elliott Tulk
                                                       /s/ Bryce Anderson

                                                      CHARTERED ACCOUNTANTS

Vancouver, B.C., Canada
October 8, 1996

Java Group, Inc.
(A Development Stage Company)
Consolidated Balance Sheets
June 30, 1996, 1995 and 1994
(Expressed in U.S. Dollars)



                                                                                           1996           1995           1994
                                                                                             $              $              $

                                                               ASSETS
Current Assets
     Cash                                                                               440,887              -          5,318
     Accounts receivable                                                                  3,261          2,378             22
     Loan receivable                                                                     32,523              -          5,500
     Inventory                                                                           16,444              -              -
     Prepaid expenses                                                                     6,033          5,423          7,400
                                                                                       --------       --------       --------
                                                                                        499,148          7,801         18,240
Capital Assets (Note 6)                                                                 129,291         67,283            318
Long Term Investments (Note 5)
     Joint Venture (50%)                                                                  9,266          3,444          9,265
     Limited Partnership (49%)                                                                -              -          4,586
                                                                                       --------       --------       --------
                                                                                        637,705         78,528         32,409
                                                                                       --------       --------       --------
                                                                                       --------       --------       --------

                                                LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
     Accounts payable                                                                    17,182         25,009          9,369

     Loans payable - demand (Note 8)                                                    421,321        316,690         42,003
                                                                                       --------       --------       --------
                                                                                        438,503        341,699         51,372
Officer's Loan (Note 5)                                                                  56,500          1,412         34,182
                                                                                       --------       --------       --------
                                                                                        495,003        343,111         85,554
                                                                                       --------       --------       --------
Minority Interest                                                                         1,558          5,355          3,961
                                                                                       --------       --------       --------

Stockholders' Deficit
Common Stock (Note 10), 50,000,000 common shares
     authorized, par value $0.0001 per share,
     6,530,000 and 4,900,000 shares issued respectively,
     140,000 of which are owned by the treasury and
     6,390,000 shares are outstanding                                                       653            490            490
Paid in Capital, subscriptions for stock paid
     for in excess of par value                                                         861,637         46,800         46,800
Deficit Accumulated During the Development Stage                                       (721,146)      (317,228)      (104,396)
                                                                                       --------       --------       --------
                                                                                        141,144       (269,938)       (57,106)
                                                                                       --------       --------       --------
                                                                                        637,705         78,528         32,409
                                                                                       --------       --------       --------
                                                                                       --------       --------       --------


Commitments (Note 11)

    (The accompanying notes are an integral part of the financial statements)

Java Group, Inc.
(A Development Stage Company)
Consolidated Statements of Operations
Accumulated from May 25, 1989 (Inception) to June 30, 1996
and the years ended June 30, 1996, 1995 and 1994
(Expressed in U.S. Dollars)


                                                                       Accumulated
                                                                          1996           1996           1995           1994
                                                                            $              $              $              $

Coffee House Operations
     Revenue                                                              28,581         28,581              -              -
                                                                        --------      ---------      ---------      ---------
     Expenses
     Amortization                                                          7,844          7,844              -              -
     Bank charges                                                            167            167              -              -
     Coffee and supplies                                                  11,912         11,912              -              -
     Office                                                                1,840          1,840              -              -
     Rent                                                                 27,569         27,569              -              -
     Royalties                                                             1,429          1,429              -              -
     Telephone                                                             1,047          1,047              -              -
     Travel and automobile                                                 2,715          2,715              -              -
     Wages                                                                15,239         15,239              -              -
                                                                        --------      ---------      ---------      ---------
                                                                          69,762         69,762              -              -
                                                                        --------      ---------      ---------      ---------
     Net loss before adjustment for
     minority interest                                                   (41,181)       (41,181)             -              -
     Less minority interest                                                8,236          8,236              -              -
                                                                        --------      ---------      ---------      ---------
     Net loss                                                            (32,945)       (32,945)             -              -
                                                                        --------      ---------      ---------      ---------
Head Office Expenses
     Accounting and legal                                                127,265         76,479         37,369         13,417
     Advertising                                                          21,417         11,061         10,356              -
     Amortization                                                          1,126            376              -            120
     Bank charges and interest                                             4,470            847          3,425            198
     Consulting                                                           50,851         47,161              -          3,690
     Foreign exchange                                                      4,292          3,616            676              -
     Investor relations                                                  124,607         53,768         52,318         18,521
     Office, rent and telephone                                          177,412         91,739         58,517         27,156
     Transfer agent                                                       12,563          8,217          4,346              -
     Travel and promotion                                                108,340         80,480         20,500          7,360
                                                                        --------      ---------      ---------      ---------
                                                                        (632,343)      (373,744)      (187,507)       (70,462)
                                                                        --------      ---------      ---------      ---------
Other Income and Losses
     Interest income                                                       3,945          3,945              -              -
     Other assets written off                                            (26,540)             -              -        (26,540)
     Loss from equity investment                                         (79,870)        (1,174)       (71,932)        (6,764)
                                                                        --------      ---------      ---------      ---------
                                                                        (102,465)         2,771        (71,932)       (33,304)
                                                                        --------      ---------      ---------      ---------
Net loss from operations before
     extraordinary item                                                 (767,753)      (403,918)      (259,439)      (103,766)
Extraordinary item - extinguishment
     of debt (Note 8)                                                     46,607              -         46,607              -
                                                                        --------      ---------      ---------      ---------
Net Loss                                                                (721,146)      (403,918)      (212,832)      (103,766)
                                                                        --------      ---------      ---------      ---------
                                                                        --------      ---------      ---------      ---------
Net Loss Per Share from operations before
      extraordinary items                                                                  (.07)          (.05)          (.02)
                                                                                      ---------      ---------      ---------
                                                                                      ---------      ---------      ---------
Net Loss Per Share                                                                          .07           (.04)           .02
                                                                                      ---------      ---------      ---------
                                                                                      ---------      ---------      ---------
Weighted Average Shares Outstanding (Note 10)                                         5,518,000      4,763,000      4,909,000
                                                                                      ---------      ---------      ---------
                                                                                      ---------      ---------      ---------




                                       F-3
    (The accompanying notes are an integral part of the financial statements)

Java Group, Inc.
(A Development Stage Company)
Consolidated Statements of Stockholders' Equity
Accumulated from May 25, 1989 (Inception) to June 30, 1996
(Expressed in U.S. Dollars)


                                                                                                                Deficit Accumulated
                                                                         Issued         Common         Paid-In      During the
                                                                         Shares          Stock         Capital   Development Stage
                                                                            #              $              $              $

Issuance of common stock                                               2,250,000            225          2,025
Net loss for the year                                                                                                    (105)
                                                                      ----------            ---        -------       --------
Balance, December 31, 1989                                             2,250,000            225          2,025           (105)

Issuance of common stock                                                 250,000             25         24,975
Net loss for the year                                                                                                    (150)
                                                                      ----------            ---        -------       --------
Balance, December 31, 1990                                             2,500,000            250         27,000           (255)

Net loss for the year                                                                                                    (150)
                                                                      ----------            ---        -------       --------
Balance, December 31, 1991                                             2,500,000            250         27,000           (405)

Net loss for the year                                                                                                    (150)
                                                                      ----------            ---        -------       --------
Balance, December 31, 1992                                             2,500,000            250         27,000           (555)

Merger with Avon Funding, Inc.                                           400,000             40
Net loss for the six month period                                                                                         (75)
                                                                      ----------            ---        -------       --------
Balance, June 30, 1993                                                 2,900,000            290         27,000           (630)

Issuance of common stock                                               2,000,000            200         19,800
Net loss for the year                                                                                                (103,766)
                                                                      ----------            ---        -------       --------
Balance, June 30, 1994                                                 4,900,000            490         46,800       (104,396)
Net loss for the year                                                                                                (212,832)
                                                                      ----------            ---        -------       --------
Balance, June 30, 1995                                                 4,900,000            490         46,800       (317,228)
Regulation "D" financing at $0.50                                      1,000,000            100        499,900              -
Regulation "D" warrants exercised at $0.50                               630,000             63        314,937              -
Net loss for the year                                                                                                (403,918)

                                                                      *6,530,000            653        861,637       (721,146)
                                                                      ----------            ---        -------       --------
                                                                      ----------            ---        -------       --------

* 140,000 shares previously issued are owned by the treasury and are not outstanding (See Note 9).

    (The accompanying notes are an integral part of the financial statements)

Java Group, Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
Accumulated from May 25, 1989 (Inception) to June 30, 1996
and the years ended June 30, 1996 and 1995 and 1994
(Expressed in U.S. Dollars)


                                                                       Accumulated
                                                                          1996           1996           1995           1994
                                                                            $              $              $              $

Cash Flows to Operating Activities
     Net loss                                                           (721,146)      (403,918)      (212,832)      (103,766)
     Adjustments to reconcile net loss to cash
     Amortization                                                          8,970          8,220              -            120
     Development costs written-off                                        26,540              -              -         26,540
     Loss from equity investments                                         79,870          1,174         71,932          6,764
     Extinguishment of debt                                              (46,607)             -        (46,607)             -
     Cash provided by (used in) changes in
       operating assets and liabilities
     (Increase) in accounts receivable                                    (3,261)          (883)        (2,356)           (22)
     (Increase) in inventory                                             (16,444)       (16,444)             -              -
     Decrease (increase) in prepaid expenses                              (6,033)          (610)         1,977         (7,400)
     Increase (decrease) in accounts payable                              17,182         (7,827)        15,640          9,369
     (Increase) decrease in loan receivable                              (32,523)       (32,523)         5,500         (5,500)
                                                                       ---------        -------        -------        -------
Net Cash Used by Operating Activities                                   (693,452)      (452,811)      (166,746)       (73,895)
                                                                       ---------        -------        -------        -------
Cash Flows to Investing Activities
     Increase in other assets                                            (27,290)             -              -              -
     Increase in capital assets                                         (137,511)       (70,228)       (66,965)          (318)
     Increase in long term investments                                   (89,136)        (6,996)       (61,525)       (20,615)
                                                                       ---------        -------        -------        -------
Net Cash Used by Investing Activities                                   (253,937)       (77,224)      (128,490)       (20,933)
                                                                       ---------        -------        -------        -------
Cash Flows from (to) Financing Activities
     Increase (decrease) in minority interest                              1,558         (3,797)         1,394          3,961
     Increase in shares issued                                               653            163              -            200
     Increase in paid in capital                                         861,637        814,837              -         19,800
     Increase (decrease) in loans from an officer                         56,500         55,088        (32,770)        34,182
     Increase in loans from others                                       467,928        104,631        321,294         42,003
                                                                       ---------        -------        -------        -------
Net Cash Provided by Financing Activities                              1,388,276        970,922        289,918        100,146
                                                                       ---------        -------        -------        -------
                                                                       ---------        -------        -------        -------
Increase (decrease) in cash                                              440,887        440,887         (5,318)         5,318
Cash - beginning of year                                                       -              -          5,318              -
                                                                       ---------        -------        -------        -------
Cash - end of year                                                       440,887        440,887              -          5,318
                                                                       ---------        -------        -------        -------
                                                                       ---------        -------        -------        -------
Non-cash Financing Activity
     Extinguishment of Debt for
        no Cost (Note 8)                                                       -              -              -              -
                                                                       ---------        -------        -------        -------
                                                                       ---------        -------        -------        -------
Cash Disclosures from Operating
  Activities
     Tax expense                                                               -              -              -              -
                                                                       ---------        -------        -------        -------
                                                                       ---------        -------        -------        -------
     Interest expense                                                          -              -              -              -
                                                                       ---------        -------        -------        -------
                                                                       ---------        -------        -------        -------



                                       F-5
    (The accompanying notes are an integral part of the financial statements)

Java Group, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the years ended June 30, 1996, 1995 and 1994
(Expressed in U.S. Dollars)



1.   Date of Incorporation

     The Company is a development stage company which was incorporated under the Laws of the State of Delaware on May 25, 1989.


2.   Nature and Continuance of Business

     Until August, 1993 the Company's business purpose was to create a publicly held corporate vehicle suitable for merging with a privately held corporation desirous of being publicly traded without affecting a securities offering of its own. On August 25, 1993, a change of control occurred in the company and a business plan was introduced to develop coffee houses. The Company's name was changed to Java Group, Inc.

     These consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has suffered start-up losses and has not generated profitable operations since inception. The Company's activities are in the development stage and additional costs for the development of coffee houses must be incurred. There is substantial doubt as to the Company's ability to continue as a going concern, as the continuation of the Company as a going concern is dependent on its ability to obtain financing for the development of its coffee houses and/or the attainment of profitable operations. Management plans to raise capital through private placements and joint venture partners.


3.   Consolidated Financial Statements

     These consolidated financial statements include the accounts of the Company and its wholly owned Canadian subsidiary, 464431 B.C. Ltd. ("BC") and its wholly owned German subsidiary Java Group (Deutschland) Gmbh ("Gmbh"). BC has been consolidated with its 80% owned unincorporated joint venture which commenced operations in July, 1995. Gmbh incurred certain overhead expenses and capital costs associated with the opening of a coffee house in Chemnitz, Germany, which opened for business on July 23, 1996. All significant intercompany accounts have been eliminated.


4.   Summary of Significant Accounting Policies

     a)   Long term investments

          Long term investments are in the form of a 50% unincorporated joint venture and a 49% owned limited partnership and are accounted for utilizing the equity method.

     b)   Foreign exchange

          Gains or losses arising from transactions denominated in a currency other than the U.S. are recognized in the statement of operations.

     c)   Foreign subsidiary translation

          Balance sheet items of foreign subsidiaries denominated in foreign currency are translated using the rate of exchange on the balance sheet date, statement of operation items are translated using the average yearly rate of exchange.

     d)   Revenue recognition

          Revenue is recognized on substantial completion of a sale.

     e)   Cash and cash equivalents

          The Company considers all highly liquid investments with a maturity of three months or less at the time of issuance to be cash equivalents.

     f)   Tax accounting

          The Company has adopted SFAS 109 as of its inception. The Company has incurred net operating losses as scheduled below:

Year of Loss        Country               Amount $          Expiration Date

1994                US                       78,000              2009
                    Canada                    7,000              2001

1995                US                      140,000              2010
                    Canada                   80,000              2002

1996                US                      214,000              2011
                    Canada                   33,000              2003


          Pursuant to SFAS 109 the Company is required to compute tax asset benefits for net operating loss carryforwards. Potential benefit of net income losses have not been recognized in the financial statements because the Company cannot be assured that it is more likely than not that it will utilize the net operating loss carryforwards in future years.

          The components of the net deferred tax asset at the end of June 30, 1996, 1995 and 1994, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:


                                                                  1996                      1995                     1994
                                                                    $                        $                         $

Net Operating Loss                 - US                               314,000                  140,000                    78,000
                                   - Canadian                          33,000                   80,000                     7,000

Statutory Tax Rate                 - US                         $22,250 + 39%            $22,250 + 39%             $13,750 + 34%
                                                                 in excess of             in excess of              in excess of
                                                                     $100,000                 $100,000                   $75,000
                                   - Canadian                             45%                      45%                       45%
Effective Tax Rate                 - US and Canadian                        -                        -                         -

Deferred Tax Asset                 - US                               141,300                   37,850                    14,770
                                   - Canadian                          14,850                   36,000                     3,150
Valuation Allowance                - US                              (141,300)                 (37,850)                  (14,770)

                                   - Canadian                         (14,850)                 (36,000)                   (3,150)
                                                                 -------------            -------------             -------------
Net Deferred Tax Asset                                                       -                        -                         -
                                                                 -------------            -------------             -------------
                                                                 -------------            -------------             ------------

     f)   Tax accounting (continued)
          The Company has $26,540 in US capital losses to carryover expiration in 2000.
          The Company has $8,000 in Canadian capital losses to carryover with no expiration date.


5.   Long Term Investments
     Long term investments represent a 50% owned unincorporated joint venture and a 49% owned limited partnership in the coffee house business in British Columbia, Canada (see Note 7 - Licensing Agreement).


                                                  1996      1995      1994
                                                    $         $         $
     Richmond (50% Joint Venture interest)
         Contributions                           32,179    25,007    16,029
         Less accumulated share of loss (50%)    22,913   (21,563)   (6,764)
                                                 ------   -------    ------
                                                  9,266     3,444     9,265
                                                 ------   -------    ------
                                                 ------   -------    ------

     North Vancouver Limited Partnership
      (49% interest)
         Contributions                                -    87,829     4,586
         Loss from discontinued operations            -   (46,417)        -
         Coffee house equipment received as
          repayment                                   -   (30,696)        -
         Write-down to net realizable value           -   (10,716)        -
                                                 ------   -------    ------
                                                      -         -     4,586
                                                 ------   -------    ------
                                                 ------   -------    ------

6.   Capital Assets

                                                                                  1996                  1995             1994
                                       Amortization                    Accumulated     Net Book       Net Book         Net Book
                                           Rate            Cost       Amortization       Value          Value            Value
                                      (straight line)        $              $              $              $                $

Computer equipment                         3 years         12,983            376         12,607              -              -
Store equipment                           10 years         56,270          2,027         54,243         30,696              -
Start-up costs                            10 years         30,962          3,050         27,912         23,719            318
Leaseholds                                10 years         37,296          2,767         34,529         12,868              -
                                                          -------          -----        -------         ------            ---
                                                          137,511          8,220        129,291         67,283            318
                                                          -------          -----        -------         ------            ---
                                                          -------          -----        -------         ------            ---


                                                   1996      1995      1994
                                                     $         $         $
     Depreciation per class of asset
     Computer equipment                             376         -         -
     Store equipment                              2,027         -         -
     Start-up costs                               3,050         -         -
     Leaseholds                                   2,767         -         -
                                                  -----      ----      ----
                                                  8,220         -         -
                                                  -----      ----      ----
                                                  -----      ----      ----

7.   Licensing Agreement

     By licensing and development agreement dated May 10, 1994, the Company, and its wholly-owned subsidiary 464431 B.C. Ltd., entered into an agreement with T.A.B.S. (Two) Enterprises Ltd. ("TABS") (pursuant to assignment of rights under agreement dated July 27, 1993 between the president, a former director and Java Girl Coffee Ltd.). Under the agreement, the Company has the option to specify locations that it has secured, by lease or other arrangement, for coffee houses for which TABS thereby grants a license to use the Java Girl name and its systems for the operation of each such coffee house. TABS agrees to supervise the development and operations of the coffee house, and is required to fund not less than 5% and not more than 20% of all development costs of such coffee house. Each coffee house will represent a joint venture in lieu of a 5% gross sales management fee under the original agreement. TABS received an option to acquire 2,000,000 shares of Java Group, Inc. at $0.10 per share, expiring May 20, 1999 and is entitled to a licensing fee equal to 5% of gross sales from each such coffee house.


8.   Loans Payable/Extraordinary Item

     Non-directors have advanced $421,321 by way of unsecured, non-interest bearing loans payable on demand. Interest has not been imputed as the loans were for cash without attached rights or restrictions.

     During fiscal 1995 a loan for $46,607 was extinguished at no cost and included as an extraordinary item, net of taxes, in the determination of net loss.

     A 10% bonus was paid on a $25,000 loan repaid in fiscal 1995.


9.   Officer's Loan

     The amount due to the controlling shareholder and President of the Company is unsecured, non-interest bearing and has been postponed until after June 30, 1997, unless a major equity financing has been completed. Interest has not been imputed as the loan was for cash without attached rights or restrictions.


10.  Common Stock

     a)   Stock option

          A stock option was granted to TABS to acquire 2,000,000 shares exercisable at $0.10 per share expiring May 20, 1999 (see Note 7). This option, if fully exercised, would have increased the weighted average shares outstanding by 2,000,000 shares and decreased loss per share by $0.02 in each of fiscal 1996, 1995 and 1994.

     b)   Treasury shares

          During fiscal 1995, the Company acquired 140,000 of its issued and outstanding common stock at no cost. These shares are owned by the treasury and issued, but not outstanding.


11.  Commitments

     a) The Company is jointly liable for royalty commitments pursuant to a licensing agreement (See Note 7).

     b) The Company is jointly liable for long term premises lease payments for their 80% owned joint venture, to July 31, 1999. Future minimum annual lease payments are $25,200 for fiscal 1996, 1997, 1998 and 1999.

     c) The Company has entered into three long term premises lease commitments in Germany totalling $7,000 per month for a five year term.

     d) The Company has entered into an agreement to establish coffee bars on the premises of American Dream Snack Food Gmbh (A German Company).

                          INDEPENDENT AUDITOR'S REPORT


Board of Directors


We have audited the accompanying balance sheet of Java Girl (Richmond Inn) Joint Venture as of June 30, 1996, 1995 and 1994 and the related statements of operations, joint venturers' equity and cash flows for the periods ended June 30, 1996, 1995 and 1994. These financial statements are the responsibility of the Joint Venture's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Java Girl (Richmond Inn) Joint Venture as of June 30, 1996, 1995 and 1994 and the results of its operations and its cash flows for the periods ended June 30, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.





                                                      CHARTERED ACCOUNTANTS

Vancouver, B.C., Canada
September 30, 1996

Java Girl (Richmond Inn) Joint Venture
Balance Sheets
June 30, 1996, 1995 and 1994
(Expressed in U.S. Dollars)


                                                   1996      1995      1994
                                                     $         $         $

                                     ASSETS

Current Assets
     Cash                                         1,130       329     1,642
     Inventory                                    1,555     1,494     3,744
     Prepaid expenses                                 -       923       939
                                                 ------    ------    ------
                                                  2,685     2,746     6,325
Capital Assets (Note 2)                          14,483    17,161    19,058
                                                 ------    ------    ------
                                                 17,168    19,907    25,383
                                                 ------    ------    ------
                                                 ------    ------    ------


                     LIABILITIES AND JOINT VENTURERS' EQUITY

Current Liabilities
     Accounts payable and accrued liabilities     5,886    13,087     4,261
Joint Venturers' Equity                          11,282     6,820    21,122
                                                 ------    ------    ------
                                                 17,168    19,907    25,383
                                                 ------    ------    ------
                                                 ------    ------    ------

(Commitments - Note 3)

Java Girl (Richmond Inn) Joint Venture
Statements of Joint Venturers' Equity
For the years ended June 30, 1996, 1995 and the six months ended June 30, 1994
(Expressed in U.S. Dollars)


                                  T.A.B.S. (Two)     464431
                                 Enterprises Ltd.   B.C. Ltd.        Total
                                         $              $              $

Contributions during 1994              18,621         16,029         34,650
Share of loss for the six months       (6,764)        (6,764)       (13,528)
                                      -------        -------        -------
Net equity at June 30, 1994            11,857          9,265         21,122
Contributions during 1995               6,318          8,978         15,296
Share of loss for the year            (14,799)       (14,799)       (29,598)
                                      -------        -------        -------
Net equity at June 30, 1995             3,376          3,444          6,820
Contributions during 1996                   -          6,812          6,812
Share of loss for the year             (1,175)        (1,175)        (2,350)
                                      -------        -------        -------
Net equity at June 30, 1996             2,201          9,081         11,282
                                      -------        -------        -------
                                      -------        -------        -------

Java Girl (Richmond Inn) Joint Venture
Statements of Operations
For the years ended June 30, 1996, 1995 and the six months ended June 30, 1994
(Expressed in U.S. Dollars)

                                                                   Six months
                                                                      ended
                                                                    June 30,
                                       1996           1995            1994
                                         $              $               $

Sales                                  38,692         41,356         20,722
                                       ------         ------         ------
Expenses
     Accounting                             -          3,477          1,096
     Amortization                       1,910          1,897            787
     Bank charges                          19          1,375            456
     Office                               234            836            318
     Purchases                         13,969         22,196          6,671
     Rent                               4,380          4,477          1,805
     Royalties                          1,934          2,068          1,036
     Telephone                            352            741            331
     Travel and automobile                720              -             94
     Wages                             17,524         33,887         21,656
                                       ------         ------         ------
                                       41,042         70,954         34,250
                                       ------         ------         ------
Net Loss                                2,350         29,598         13,528
                                       ------         ------         ------
                                       ------         ------         ------


Allocated as Follows:
     T.A.B.S. (Two) Enterprises Ltd.    1,175         14,799          6,764
     464431 B.C. Ltd.                   1,175         14,799          6,764
                                       ------         ------         ------
                                        2,350         29,598         13,528
                                       ------         ------         ------
                                       ------         ------         ------

Java Girl (Richmond Inn) Joint Venture
Statements of Cash Flows
For the years ended June 30, 1996, 1995 and the six months ended June 30, 1994
(Expressed in U.S. Dollars)


                                                                  Six months
                                                                     ended
                                                                   June 30,
                                                 1996      1995      1994
                                                   $         $         $

Cash Flows to Operating Activities
  Net Loss                                       (2,350)  (29,598)  (13,528)
  Adjustment to reconcile net loss to cash
  Amortization                                    1,910     1,897       787

  Cash Provided by (Used in) Changes in
    Operating Assets and Liabilities
      (Increase) decrease in inventory              (61)    2,250    (3,744)
      (Increase) decrease in prepaid expenses       923        16      (939)
      (Increase) decrease in accounts payable    (7,201)    8,826     4,261
                                                 ------   -------   -------
Net Cash Provided By (Used in) Operating
 Activities                                      (6,779)  (16,609)  (13,163)
                                                 ------   -------   -------
Cash Flows to Investing Activities
  (Increase) in capital assets                        -         -   (19,845)
                                                 ------   -------   -------
Net Cash Used by Investing Activities                 -         -   (19,845)
                                                 ------   -------   -------
Cash Flows from Financing Activities
  Foreign currency translation                      768         -         -
  Contributions by Joint Venturers                6,812    15,296    34,650
                                                 ------   -------   -------

Net Cash Provided by Financing Activities         7,580    15,296    34,650
                                                 ------   -------   -------
Increase (decrease) in cash                         801    (1,313)    1,642
Cash - beginning of period                          329     1,642         -
                                                 ------   -------   -------
Cash - end of period                              1,130       329     1,642
                                                 ------   -------   -------
                                                 ------   -------   -------

Java Girl (Richmond Inn) Joint Venture
Notes to the Financial Statements
For the years ended June 30, 1996, 1995 and the six months ended June 30, 1994
(Expressed in U.S. Dollars)


1.   Formation and Nature of Business

     The joint venture is unincorporated and was formed on January 1, 1994 to own and operate a coffee house business in The Richmond Inn, Richmond, B.C., Canada. Business commenced on January 21, 1994. The assets and liabilities are owned by the joint venture and do not include any assets or liabilities of the joint venturers. Income taxes are the responsibility of each joint venturer.


2.   Capital Assets

     Capital assets are stated at cost less accumulated amortization at the rate of 10% per annum straight-line.


                                            1996          1995          1994
                           Accumulated  Net Carrying  Net Carrying  Net Carrying
                   Cost   Amortization      Value         Value         Value
                     $          $             $             $             $

Equipment          8,866      2,143         6,723         7,966         8,846
Furniture and
   fixtures       10,234      2,474         7,760         9,195        10,212
                  ------      -----        ------        ------        ------
                  19,100      4,617        14,483        17,161        19,058
                  ------      -----        ------        ------        ------
                  ------      -----        ------        ------        ------

3.   Commitments

     a)   A royalty of 5% of sales is payable.

     b)   Rent of premises is on a month to month basis at $368 per month.

                          INDEPENDENT AUDITOR'S REPORT


Board of Directors


We have audited the accompanying balance sheet of Java Girl (North Vancouver) Limited Partnership as of June 30, 1996, 1995 and 1994 and the related statements of operations, partners' equity and cash flows for the periods ended June 30, 1996, 1995 and 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Java Girl (North Vancouver) Limited Partnership as of June 30, 1996, 1995 and 1994 and the results of its operations and its cash flows for the periods ended June 30, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.





                                                      CHARTERED ACCOUNTANTS

Vancouver, B.C., Canada
September 30, 1996

Java Girl (North Vancouver) Limited Partnership
Balance Sheets
June 30, 1996, 1995 and 1994
(Expressed in U.S. Dollars)


                                         1996           1995           1994
                                           $              $              $

                                     ASSETS

Current Assets
     Cash                                   -            272              -
     Accounts receivable                    -          3,197          9,842
     Inventory                              -              -            840
     Prepaid expenses                       -              -         10,161
                                       ------         ------         ------
                                            -          3,469         20,843
Capital Assets                              -              -         13,463
                                       ------         ------         ------
                                            -          3,469         34,306
                                       ------         ------         ------
                                       ------         ------         ------

                        LIABILITIES AND PARTNERS' EQUITY
Current Liabilities
     Accounts payable                   1,000          7,595              -

Partners' Equity (Deficit)             (1,000)        (4,126)        34,306
                                       ------         ------         ------
                                            -          3,469         34,306
                                       ------         ------         ------
                                       ------         ------         ------

Java Girl (North Vancouver) Limited Partnership
Statement of Partners' Equity (Deficit)
For the year ended June 30, 1995 and the four months ended June 30, 1994
(Expressed in U.S. Dollars)





                                                                                      Forward Key   T.A.B.S. (Two)
                                                          General        464431       Investments     Enterprises
                                                         Partners       B.C. Ltd.        Inc.            Ltd.
                                                           (1%)           (49%)          (45%)           (5%)          Total
                                                             $              $              $               $             $

Contributions during 1994                                       -          4,586         29,720              -         34,306
Share of loss for the four month period                         -              -              -              -              -
                                                           ------        -------        -------         ------       --------
Net equity at June 30, 1994                                     -          4,586         29,720              -         34,306
Contributions during 1995                                       -         83,243         19,906          5,580        108,729
Repayments during 1995                                          -        (30,696)             -              -        (30,696)
Share of loss for the year                                 (1,165)       (57,068)       (52,409)        (5,823)      (116,465)
                                                           ------        -------        -------         ------       --------
Net equity (deficit) at June 30, 1995                      (1,165)            65         (2,783)          (243)        (4,126)
Share of income for the year                                  165            (65)         2,783            243          3,126
                                                           ------        -------        -------         ------       --------
Net deficit at June 30, 1996                               (1,000)             -              -              -         (1,000)
                                                           ------        -------        -------         ------       --------
                                                           ------        -------        -------         ------       --------


Java Girl (North Vancouver) Limited Partnership
Statements of Operations
For the years ended June 30, 1996, 1995 and the four months ended June 30, 1994
(Expressed in U.S. Dollars)


                                                                  Four months
                                                                     ended
                                                                   June 30,
                                                 1996      1995      1994
                                                   $         $         $

Sales                                                 -    15,535         -
                                                 ------  --------   -------
Expenses
     Accounting                                       -     2,274         -
     Advertising                                      -       487         -
     Bank charges                                     -       163         -
     Office                                           -       393         -
     Purchases                                        -    12,297         -
     Rent and utilities                          (3,126)   17,520         -
     Royalties                                        -       778         -
     Telephone                                        -       620         -
     Wages                                            -    15,775         -
                                                 ------  --------   -------
                                                 (3,126)   50,307         -
                                                 ------  --------   -------

Income (loss) from operations                    (3,126)  (34,772)        -
Capital assets and start-up costs written off         -   (81,693)        -
                                                 ------  --------   -------
Net Income (Loss)                                (3,126) (116,465)        -
                                                 ------  --------   -------
                                                 ------  --------   -------

Java Girl (North Vancouver) Limited Partnership
Statements of Cash Flows
For the years ended June 30, 1996, 1995 and the four months ended June 30, 1994
(Expressed in U.S. Dollars)



                                                                                                                    Four months
                                                                                                                       ended
                                                                                                                     June 30,
                                                                                         1996           1995           1994
                                                                                           $              $              $

Cash Flows to Operating Activities
     Net (Income) Loss                                                                    3,126       (116,465)             -
     Adjustment to reconcile net income (loss) to cash
        Capital assets and start-up costs written off                                         -         81,693              -

     Cash Provided by (Used in) Changes in
         Operating Assets and Liabilities
            (Increase) decrease in accounts receivable                                    3,197          6,645         (9,842)
            (Increase) decrease in inventory                                                  -            840           (840)
            (Increase) decrease in prepaid expenses                                           -         10,161        (10,161)
            Increase (decrease) in accounts payable                                      (6,595)         7,595              -
                                                                                         ------       --------        -------
Net Cash Used in Operating Activities                                                      (272)        (9,531)       (20,843)
                                                                                         ------       --------        -------
Cash Flows to Investing Activities
     (Increase) in capital assets                                                             -        (98,926)       (13,463)
                                                                                         ------       --------        -------
Net Cash to Investing Activities                                                              -        (98,926)       (13,463)
                                                                                         ------       --------        -------
Cash Flows from Financing Activities
     Contributions by Partners                                                                -        108,729         34,306
                                                                                         ------       --------        -------
Net Cash Provided by Financing Activities                                                     -        108,729         34,306
                                                                                         ------       --------        -------
Increase (decrease) in cash                                                                (272)           272              -
Cash - beginning of period                                                                  272              -              -
                                                                                         ------       --------        -------
Cash - end of period                                                                          -            272              -
                                                                                         ------       --------        -------
                                                                                         ------       --------        -------


Java Girl (North Vancouver) Limited Partnership
Note to the Financial Statements
For the years ended June 30, 1996, 1995 and the four months ended June 30, 1994
(Expressed in U.S. Dollars)





Formation and Nature of Business
The limited partnership was formed on March 7, 1994 to own and operate a coffee house in North Vancouver, B.C., Canada. Business commenced on February 1, 1995 and closed on June 7, 1995.

[LETTERHEAD]


October 8, 1996

Board of Directors
Java Group, Inc.
404-999 Canada Place
Vancouver, B.C.   V6C 3E2


Dear Ladies and Gentlemen:

RE:  JAVA GROUP, INC.

We consent to the use of our reports dated October 8, 1996 on the financial statements of Java Group, Inc., Java Girl (Richmond Inn) Joint Venture, and Java Girl (North Vancouver) Limited Partnership all as of June 30, 1996, 1995 and 1994 in Amendment No. 1 to the Form 10-SB filing.

Yours truly,
ELLIOTT, TULK, PRYCE, ANDERSON

/s/ Don M. Prest

Don M. Prest, C.A.
Partner

Encl.